Exhibit 99.1

ABN 82 010 975 612

Orphan Drug Designation for PI-88 granted in the EU

Brisbane, Australia.  20 September 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that the Commission of the European Communities has granted orphan product designation for PI-88 for the treatment of hepatocellular carcinoma, or primary liver cancer. This follows the positive recommendation received in August, from the European Agency for the Evaluation of Medicinal Products (EMEA) Committee for Orphan Medical Products for PI-88 in this indication.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com
Media and Investor Relations Australia: Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au
Media Relations USA: Robert D. Stanislaro FD T:212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: evan.smith@fd.com